UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Transamerica AUIM Opportunistic Bond

Address of principal business office:

570 Carillon Parkway
St. Petersburg, Florida 33716

Telephone number (including area code):

(727) 299-1800

Name and address of agent for service of process:

Dennis P. Gallagher, Esq.
570 Carillon Parkway
St. Petersburg, Florida 33716

copies to:

Roger P. Joseph, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X]	No [ ]

NOTICE

Notice is hereby given that this Notification of Registration has been executed on behalf of the Trust by a trustee of the Trust as a trustee and not individually and the obligations of or arising out of this Notification of Registration are not binding upon any of the trustees, officers or shareholders of the Trust individually, but are binding only upon the assets and property of the Trust.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of St. Petersburg, State of Florida on the 31st day of October, 2012.

Transamerica AUIM Opportunistic Bond

By: /s/ Dennis P. Gallagher
Dennis P. Gallagher
Trustee, President and Treasurer

ATTEST:

By: /s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Vice President and Senior Counsel